SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer's Id (CNPJ): 76.483.817/0001 -20
PUBLICLY-HELD COMPANY
CVM No 1431-1
SEC (CUSIP) Registration 20441B407 – Class “B” Preferred Shares
SEC (CUSIP) Registration 20441B308 – Common Shares
LATIBEX Registration 29922 – Class “B” Preferred Shares

NOTICE TO SHAREHOLDERS

As decided at the 52nd Shareholders Meeting of COPEL held on April 27, 2007, the Company will start paying the earnings for 2006 from June 26, 2007, as follows:

1.	DIVIDENDS:
1.1.	Gross amount:	R$ 157,950,876.37
1.2.	Earnings per lot of one thousand shares
	1.2.1.	For Common Shares	R$ 0.55096
	1.2.2.	For Preferred "A" Shares……	R$ 0.79739
	1.2.3.	For Preferred "B" Shares……	R$ 0.60617
1.3.	Taxes:	Exempt, as per Law 9,249/95

2.	INTEREST ON OWN CAPITAL:
2.1.	Gross amount:	R$ 123,000,000.00
2.2.	Earnings per lot of one thousand shares
	2.2.1.	For Common Shares	R$ 0.42905
	2.2.2.	For Preferred "A" Shares	R$ 0.61878
	2.2.3.	For Preferred "B" Shares	R$ 0.47204
2.3.	Taxes:	15.00% as per Law 9,249/95
2.4.

Legal entities that are EXEMPTED from withholding Income Tax according to Brazilian legislation must submit proof of their status to the company (address in item 4.1) by June 13, 2007 by means of a document issued by the Federal Revenue Service, or a legal decision or a declaration mentioning the Law relating to the exemption.

3.	MODES OF PAYMENT
3.1.	Credit in bank current account (as per the shareholder’s registration data).
3.2.	Credit in energy invoice/bill (for consumer shareholders of COPEL).
3.3.	Bank payment order.

4.	CUSTOMER SERVICE CENTERS
4.1.	CURITIBA: Departamento de Acionistas e Custódia
	Rua Coronel Dulcídio, 800 - 2º andar		Telephone: DDG - 0800 41 2772 Fax : 0XX41 3331-2916
	CEP 80420-170		e-mail: acionistas@copel.com
4.2.	SÃO PAULO: Head Office
Alameda Santos, 1800 - 14º andar - cj.14 b
	CEP: 01418-200		Telephone/Fax: 0XX11 3289-7211
4.3.	INTERIOR OF PARANÁ STATE: The Company's Branches
4.4.	DEPOSITORY BANK OVERSEAS: THE BANK OF NEW YORK

Curitiba, May 29, 2007
PAULO ROBERTO TROMPCZYNSKI
CFO and Chief Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 03, 2007

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.